Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I’m a Specialist on the acquisitions team here at Masterworks.

Our latest offering is a painting by the Brooklyn-based artist, KAWS. In 2021, KAWS’ auction turnover totaled over $31 million, ranking him in the top 70 of all artists.

To provide investment quality paintings by the artist, our acquisitions team has reviewed nearly 100 examples of KAWS’ work from around the world, many of which are priced in excess of $2 million. Of these examples, this is the seventh we have selected to be offered on the Masterworks platform.

The current offering is titled “xCxHxUxMx x(xKxCxBx1x)x” and was completed in 2012. The painting is an example of KAWS’ engagement with pop culture and animated characters. CHUM is, historically, a commercially desirable character that is heavily featured across KAWS’ exhibitions.

As of September 2022, only one other example from the larger CHUM shaped canvas series of the same scale as the Painting, has been sold at auction; “CHUM (KCB7)” sold for $2.4 million, nearly five times its high estimate of $500,000, in November 2018 at Christie’s in New York. Examples of similarly recognizable characters, such as KAWSBob and Companion, have similarly achieved prices in excess of $2 million, including: “GRRR!,” which sold for $2.2 million at Phillips, New York in November 2019, and “NYT (Companion Close Up) Brown,” which sold for $2.3 million at Christie’s, London in June 2019.

Between September 2014 to November 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 39.2%.